This filing is made pursuant to Rule 424(b)(3)

under the Securities Act of 1933, as amended,

in connection with registration No. 33-105064

1,919,231 Shares

IRVINE SENSORS CORPORATION

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of a total of 1,919,231 shares of the common stock of Irvine Sensors Corporation by the selling stockholders described herein. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “IRSN” and is traded on the Boston Stock Exchange under the symbol “ISC.” On April 30, 2003, the last reported sale price for the common stock on the Nasdaq SmallCap Market was $1.24 per share.

You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2003.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

IRVINE SENSORS CORPORATION

In this prospectus, the terms “Irvine Sensors,” “company,” “we,” “us,” and “our” refer to Irvine Sensors Corporation and its subsidiaries.

We develop proprietary technologies to produce extremely compact packages of solid state microcircuitry. We have derived most of our revenues from funded research and development conducted by our Advanced Technology Division. We also have an operating division, Microelectronics Product Division, which was organized to build and sell specialized stacked chip products. This division has not been a material contributor to our historical consolidated revenues. We have also received a significant share of our consolidated revenues from one of our subsidiaries, Novalog, Inc. Other than Novalog, none of our other commercial subsidiaries has contributed material revenues or earnings to our consolidated results.

Our principal executive offices are located at 3001 Redhill Avenue, Building 4, Costa Mesa, California 92626, and our telephone number is (714) 549-8211.

RISK FACTORS

Our future operating results are highly uncertain. Before deciding to invest in Irvine Sensors or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus, our Annual Report on Form 10-K, and in our other filings with the Commission, including any subsequent reports filed on Forms 10-K, 10-Q and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

We have historically generated substantial losses, which, if continued, could make it difficult to fund our operations or successfully execute our business plan, and could adversely affect our stock price.    We experienced net losses of approximately $2.7 million for the 26-week fiscal period ended March 30, 2003, $6.0 million for the fiscal year ended September 29, 2002 and $14.6 million for the year ended September 30, 2001. In recent years, much of our losses were incurred as a result of our significant investments in our development stage operating subsidiaries. While we have significantly reduced our investment in subsidiaries and correspondingly have reduced our losses, we cannot assure you that we will be able to achieve or sustain profitability on a quarterly or annual basis in the future. In addition, because a large portion of our expenses are fixed, we generally are unable to reduce expenses significantly in the short-term to compensate for any unexpected delay or decrease in anticipated revenues. The contract delays in the 13-week period ended March 30, 2003 resulted in our incurring operating expenses to keep personnel on staff while the contracts were pending with no corresponding revenues. As a result, we may continue to experience net losses, which will make it difficult to fund our operations and achieve our business plan, and could cause the market price of our common stock to decline.

We may need to raise additional capital in the future, and additional funds may not be available on terms that are acceptable to us, or at all.    We have generated significant net losses in recent periods, and experienced negative cash flows from operations in the amount of approximately $1.1 million for the 26-week fiscal period ended March 30, 2003, approximately $1.4 million for the fiscal year ended September 29, 2002 and approximately $10.2 million for the fiscal year ended September 30, 2001. As a result of these significant losses, we have historically funded our operations through equity financing, and to a lesser extent through receivable financing, and anticipate that we will continue to rely on such funding for at least the foreseeable future. To offset the financial effects of these negative cash flows, we sold approximately 2.5 million shares of our common stock in various financing transactions in fiscal years 2002, 2001 and 2000, raising aggregate net proceeds of approximately $25.2 million. In the fiscal quarter ended December 29, 2002, we sold preferred stock convertible into between 800,000 and approximately 1.4 million shares of our common stock for net proceeds of approximately $1 million. In the second fiscal quarter ended March 30, 2003, we sold 750,000 shares of common stock and warrants to purchase an additional 375,000 common shares for net proceeds of approximately $780,000. At March 30, 2003, we had consolidated negative working capital of approximately $1,687,600. In April 2003, we sold approximately 769,200 shares of our common stock for $1 million. We cannot guarantee that we will be able to generate sufficient funds from our operations to meet our immediate working capital needs. In addition, our current growth plans require certain equipment, facility and product development expenditures that cannot be funded from cash generated from operations unless and until our current liabilities are substantially retired. Accordingly, although we expect to recover some working capital through the billings on the new government contracts that were recently received, we anticipate that we will likely need to raise additional capital to fund our operations. The nature, timing and amount of that funding are not immediately determinable. We cannot assure you that any additional capital may be available on a timely basis, on acceptable terms, or at all. If we are not able to obtain additional capital, our business, financial condition and results of operations will be materially adversely affected.

We anticipate that our capital requirements will depend on many factors, including:

•	our ability to procure additional government research and development contracts;
•	our ability to control costs;
•	our ability to commercialize our technologies and achieve broad market acceptance for such technologies;
•	the timing of payments and reimbursements from government and other contracts;
•	research and development funding requirements and required investments in our subsidiaries;
•	increased sales and marketing expenses;
•	technological advancements and competitors’ response to our products;
•	capital improvements to new and existing facilities;
•	our relationships with customers and suppliers; and
•	general economic conditions including the effects of the current economic slowdown and the current international conflicts.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. Additional funds may be raised through borrowings, other debt or equity financings, or the divestiture of business units or select assets. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences and privileges senior to our common stock. Additional funds may not be available on favorable terms or at all, particularly in view of the significant decline in our market capitalization. If adequate funds are not available on acceptable terms, or at all, we may be unable to finance our operations, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.

Our stock price could decline because of the potentially dilutive effect of our recent convertible preferred stock financing.    In December 2002, we issued $1,200,000 of Series E stock to an accredited institutional investor. Because of our current stock price and the conversion provisions of the Series E stock, after giving effect to the conversion of $100,000 worth of the Series E stock in March 2003 and $200,000 worth of the Series E stock in April 2003, we could be required to issue between 600,000 and 1,068,824 shares of our common stock to this investor upon conversion of the balance of the Series E stock, which could further reduce our stock price and result in substantial dilution to our existing stockholders. Additionally, we have issued this investor a warrant to purchase up to an additional 250,000 shares of our common stock at a discounted weighted average trading price upon conversion of the Series E stock, which could further adversely affect our stock price and contribute to further dilution. Under no circumstances can the aggregate number of shares issuable upon conversion of the Series E convertible preferred stock and exercise of the warrants exceed 19.99% of the common shares outstanding at that time.

Financing, if available, could result in significant costs to us, even if not consummated.    In certain circumstances, it is possible that we could experience very substantial transaction costs or break-up fees in connection with efforts to obtain financing. For example, we entered into a non-binding letter of intent related to the possible financing of our iNetWorks subsidiary in 2001 that obligated us to pay $1.0 million to the investor if we had rejected the financing. Although we ultimately were not required to pay this break-up fee because it was the investor, not us, that withdrew from the agreement, it is not uncommon for prospective investment agreements to contain similar contractual provisions. Financings, in general, also require a significant amount of management’s time and can distract us from executing our business plan. Furthermore, the costs and expenses of such financings, including legal fees, can significantly increase our operating expenses.

We are defendants in a class-action stockholders lawsuit, an unfavorable outcome of which could harm our ability to continue our operations, and the defense of which is also substantially increasing our on-going operating expenses.    We have been sued in a securities class action by certain stockholders who allege that we made false and misleading statements about the prospects of our Silicon Film subsidiary during the period January 6, 2000 to September 15, 2001, inclusive. The complaint asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, and seeks damages of an unspecified amount. We believe that the class action is without merit and have retained counsel to vigorously defend against the lawsuit. We filed a motion to dismiss this action in September 2002. This motion was heard on May 5, 2003, at which time the Court dismissed the complaint as filed, but granted plaintiffs leave to further amend their complaint within 20 days. The defense of this lawsuit increased our legal expenses by $250,000 in fiscal 2002. In addition, the outcome of any litigation is inherently uncertain, and we may not be able to satisfy an unfavorable outcome in this litigation, which could cause us to discontinue operations.

Our common stock may be delisted from the Nasdaq SmallCap Market if our stock price declines further or if we cannot maintain Nasdaq’s minimum net worth listing requirements. In such case, the market for your shares may be limited, and it may be difficult for you to sell your shares at an acceptable price, if at all.    Our common stock is currently listed on the Nasdaq SmallCap Market. Among other requirements, to maintain this listing, our common stock must continue to trade above $1.00 per share. In July 2001, our stock had failed to meet this criterion for over 30 consecutive trading days. Therefore, in accordance with Marketplace Rule 4310(c)(8)(B), we were notified by Nasdaq that we had 90 calendar days or until October 2001 to regain compliance with this Rule by reestablishing a sales price of $1.00 per share or greater for ten consecutive trading days. To regain compliance, we sought and received approval from our stockholders to effectuate a 1-for-20 reverse split of our common stock that became effective in September 2001, resulting in recompliance by the Nasdaq deadline. However, subsequent to the reverse split, our stock has, at various times, traded close to or below the $1.00 per share minimum standard, and we cannot assure you that the sales price will continue to meet Nasdaq minimum standards. At May 2, 2003, the closing sales price of our common stock on the Nasdaq SmallCap Market was $1.25 per share.

In addition to the price requirement, in the absence of sustained profitability, we must also meet at least one of the three following additional standards to maintain our Nasdaq listing: (1) maintenance of stockholders’ equity at $2.5 million or greater, (2) maintenance of a market capitalization figure in excess of $35 million as measured by market prices for trades executed on Nasdaq, or (3) net income from continuing operations of $500,000 in the latest fiscal year or two of the last three fiscal years. In July 2001, Nasdaq notified us that we were deficient with respect to all these additional standards based on our balance sheet as of April 1, 2001. In August 2001, Nasdaq advised us that, based on updated information, we had reestablished compliance with the $35 million market capitalization standard. However, the subsequent decline in the price of our common stock resulted in another deficiency notice from Nasdaq in August 2001. At that time we did not comply with either the market capitalization standard or the stockholders’ equity standard. However, based solely on improvements in our stockholders’ equity resulting from the net gain of approximately $0.9 million realized from the discontinuance of operations of our Silicon Film subsidiary in September 2001, we were able to meet the minimum stockholders’ equity standard. In November 2001, Nasdaq notified us that we had reestablished compliance. Although we are currently in compliance with Nasdaq’s listing maintenance requirements, we cannot assure you that we will be able to maintain our compliance with these requirements in the future. If we fail to meet these or other listing requirements, our common stock could be delisted, which would eliminate the primary market for your shares of common stock. As a result, you may not be able to sell your shares at an acceptable price, if at all.

If we are delisted from the Nasdaq SmallCap Market, your ability to sell your shares of our stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares.    If our common stock is delisted, it would come within the definition of “penny stock” as defined in the Securities Exchange Act of 1934, as amended, and would be covered by Rule 15g-9 of that Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

Our stock price has been subject to significant volatility. You may not be able to sell your shares of common stock at or above the price you paid for them.    The trading price of our common stock has been subject to wide fluctuations in the past. Since January 2000, our common stock has traded at prices as low as $0.75 per share and as high as $375.00 per share (after giving effect to the 1-for-20 reverse stock split effected in September 2001). We may not be able to increase or sustain the current market price of our common stock in the future. As such, you may not be able to resell your shares of common stock at or above the price you paid for them. The market price of the common stock could continue to fluctuate in the future in response to various factors, including, but not limited to:

•	quarterly variations in operating results;
•	our ability to control costs and improve cash flow;
•	announcements of technological innovations or new products by us or our competitors;
•	changes in investor perceptions;
•	economic and political instability, including the current conflict in Iraq;
•	new products or product enhancements by us or our competitors; and
•	changes in earnings estimates or investment recommendations by securities analysts.

The stock market in general has continued to experience volatility, which has particularly affected the market price of equity securities of many high technology companies. This volatility has often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. We are currently subject to class action lawsuits that could result in substantial losses and divert management’s attention and resources from other matters.

If we are not able to commercialize our technology, we may not be able to increase our revenues or achieve or sustain profitability.    Since commencing operations, we have developed technology, principally under government research contracts, for various defense-based applications. Contract research and development accounted for approximately 69% of our total revenues for the year ended September 29, 2002 and approximately 81% of our total revenues for the 26 weeks ended March 30, 2003. However, since our margins on government contracts are generally limited, and our revenues from such contracts are tied to government budget cycles and influenced by numerous political and economic factors beyond our control, and are subject to our ability to win additional contracts, our long-term prospects of realizing significant returns from our technology will likely also require penetration of commercial markets. In prior years, we have made significant investments to commercialize our technologies without significant success. These efforts included the purchase and later shut down of the IBM cubing line, the formation of the Novalog, MSI, Silicon Film, RedHawk and iNetWorks subsidiaries and the development of various stacked-memory products intended for military, aerospace and commercial markets. While these changes have developed new revenue sources, they have not yet resulted in consolidated profitability to date, and a majority of our total revenues for the year ended September 29, 2002 and the first 26 weeks of fiscal 2003 were still generated from contract research and development. Only our Novalog subsidiary has experienced periods of profitability, and that subsidiary is not currently profitable due to the decline in the sales of Palm PDAs, the largest end use application of Novalog’s products. We cannot assure you that any of our present or contemplated future products will achieve broad market acceptance in commercial marketplaces, and if they do not, our business, results of operations and financial condition will be materially and adversely affected.

Our government-funded research and development business depends on a limited number of customers, and if any of these customers terminate or reduce their contracts with us, or if we cannot obtain additional government contracts in the future, our revenues will decline and our results of operations will be adversely affected.    In the fiscal year ended September 29, 2002, all of our revenues from government agencies were derived from three governmental agencies, the U.S. Navy, the U.S. Air Force and the U.S. Army. The Air Force accounted for approximately 5% of our total revenues in fiscal 2002, but the U.S. Army and the U.S. Navy accounted for approximately 46% and 16%, respectively, of our total revenues in fiscal 2002. In addition, approximately 1% of our total revenues in fiscal 2002 was derived from subcontracts from a limited number of prime government contractors. Although we ultimately plan to shift our focus to include the commercialization of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial portion of our revenues for the foreseeable future. This dependency on a few contract sources increases the risks of disruption in this area of our business that could adversely affect our consolidated revenues and results of operations.

Because we currently depend on government contracts and subcontracts, we face additional risks related to contracting with the federal government, including federal budget issues and fixed price contracts.    General political and economic conditions, which cannot be accurately predicted, directly and indirectly may affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially funded, contracts can be affected by these factors. Therefore, cutbacks or re-allocations in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business. Obtaining government contracts may also involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. Each government agency also maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Governmental agencies also often retain some portion of fees payable upon completion of a project and collection of these fees may be delayed for several months or even years, in some instances. In addition, an increasing number of our government contracts are fixed price contracts which may prevent us from recovering costs incurred in excess of its budgeted costs. Fixed price contracts require us to estimate the total project cost based on preliminary projections of the project’s requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the fiscal year ended September 29, 2002, we completed fixed-price contracts with an aggregate value of $1,969,900. We experienced approximately $307,800 in overruns on those contracts, representing approximately 16% of the aggregate funded amount. While those overruns were largely discretionary in nature, we may not be able to achieve or improve upon this performance in the future since each contract has its own unique technical and schedule risks. In the event our actual costs exceed the fixed contractual cost, we will not be able to recover the excess costs. Some of our government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. Although government contracts have provisions providing for the reimbursement of costs associated with termination, the termination of a material contract at a time when our funded backlog does not permit redeployment of our staff could result in reductions of employees. In April 1999, we experienced the termination of one of our contracts, but this termination did not result in the non-recovery of costs or layoff of employees. We also have had to reduce our staff from time-to-time because of fluctuations in our funded government contract base. In addition, the timing of payments from government contracts is also subject to significant fluctuation and potential delay, depending on the government agency involved. Any such delay could result in a temporary shortage in our working capital. Since nearly 70% of our total revenues in the year ended September 29, 2002 and approximately 90% of our total revenues in the 26-week period ended March 30, 2003 were derived directly or indirectly from government contracts, these risks can significantly affect our business, results of operations and financial condition.

The significant military operations in Iraq or elsewhere may require diversions of government research and development funding, thereby causing disruptions to our contracts.    In the near term, the funding of U.S. military operations in Iraq or elsewhere may cause disruptions in funding of government contracts. Since military operations of such magnitude are not included in current U.S. defense budgets, supplemental legislative funding actions are required to finance such operations. Even though such legislation is currently pending, if it is not promptly effectuated or proves to be inadequate in size, other defense funding sources may be temporarily or permanently diverted. Such diversion could produce interruptions in funding or delays in receipt of our research and development contracts, causing disruptions and adverse effects to our operations.

Significant sales of our common stock in the public market will cause our stock price to fall.    As of March 30, 2003, we had approximately 8.5 million shares of common stock outstanding, of which approximately 6.7 million shares were freely tradable, other than restrictions imposed upon our affiliates. In April 2003, we sold an additional approximate 769,200 shares in a private placement. The average trading volume of our shares in March 2003 was only approximately 33,900 shares per day. The freely tradable shares are significantly greater in number than the daily average trading volume of our shares. If the holders of the freely tradable shares were to sell a significant amount of our common stock in the public market, the market price of our common stock would likely be significantly adversely affected.

From time to time, we may elect to retire obligations of our subsidiaries with cash payments or through the issuance of shares of our common stock, which could result in dilution to our existing stockholders and a decrease in our stock price.    In June 2002, we issued approximately 279,000 shares of our common stock to BBNT Solutions, LLC, an indirect wholly-owned subsidiary of Verizon Communications, Inc., representing approximately 4% of our shares outstanding, to retire $500,000 of debt incurred by our iNetWorks subsidiary. We elected to enter into this agreement to preserve a strategic working relationship with BBNT related to our prospective Internet router development. We have also settled certain disputed obligations of our former Silicon Film subsidiary with cash payments and may elect to settle obligations of other subsidiaries in the future. We have recorded these payments as intercompany debt to preserve the possibility of repayment in the future, but such repayment would likely be contingent on future third party investments in subsidiaries that we cannot guarantee. Although we are not required to retire the obligations of our subsidiaries, we may make similar business decisions again, which could have a dilutive impact to our existing stockholders or could negatively impact our available capital. Furthermore, when and if the recipients of any such shares elect to sell them in the public market, the market price of our common stock could likely be materially and adversely affected.

Our equity and voting interests in our subsidiaries were significantly diluted in the past as a result of private placements, and further financings could cause us to lose control of our subsidiaries.

We have historically funded the operations of our subsidiaries with equity financings. The financing of our Novalog and RedHawk subsidiaries to date have involved significant private sales of common stock of those subsidiaries representing approximately 32% of the outstanding capital stock of Novalog and approximately 30% of the outstanding capital stock of RedHawk, generating net proceeds to Novalog of approximately $4.1 million and approximately $581,000 for RedHawk. In the case of RedHawk, the private sales to third party minority investors occurred in the first fiscal quarter of fiscal 2001 at prices higher than the exercised prices of options and warrants granted to RedHawk employees in the last fiscal quarter of fiscal 2000. While we repurchased approximately 28% of the common stock of Novalog from minority investors during fiscal years 1998 and 1999 and acquired approximately 11% of the common stock of RedHawk in a settlement agreement in fiscal 2003, we do not currently have sufficient discretionary capital to repurchase minority interest shares of our subsidiaries. As a result of our decision to significantly reduce our expenditures related to our subsidiaries and increase our emphasis on government contracts, our development stage subsidiaries, MSI, iNetWorks and RedHawk, have consolidated their separate operations with ATD to reduce costs. Novalog has also downsized to be consistent with its reduced sales level. In order to continue their developmental activities, our subsidiaries would have to partner with a third party or sell additional equity interests to finance at least some portion of their business plans. Such partnering relationship or additional financings may not be available on acceptable terms, if at all. Even if financing becomes available, our ability to enjoy the benefits of any potential increase in value on the part of our subsidiaries can be greatly reduced by third-party investments. Additional financings by our subsidiaries will result in a reduction in our equity interests in the subsidiaries and reduced control of our subsidiaries. Significant third-party investment in our subsidiaries will likely result in third-party investors receiving subsidiary board representation and/or protective covenants that could further reduce our control over the day-to-day operations and strategic direction of our subsidiaries. Third-party financings of subsidiaries will also inherently complicate our fiduciary and contractual obligations and could leave us more vulnerable to costly and uncertain litigation in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We also depend on a limited number of non-government customers. The loss of any such customer could seriously impact our consolidated revenues and harm our business.    Our existing product sales have largely been derived from our Novalog subsidiary, which is heavily dependent upon sales to a limited number of original equipment manufacturers, four of which, Flextronics, MSL, Interlogix and Inventec Electronics, accounted for approximately 15%, 8%, 8%, and 7%, respectively, of our product sales in fiscal 2002. Three of these four OEMs are suppliers to Palm Computing. A majority of Novalog’s product sales in fiscal 2000, fiscal 2001, fiscal 2002 and the first 26-week period of fiscal 2003 were derived from sales for use in Palm’s products. As such, the decline in Palm’s business beginning in fiscal 2001 was a primary cause of the 29% decline in Novalog’s sales for that period and the approximately 54% decline in Novalog’s sales for fiscal 2002 as compared to fiscal 2001. Novalog has had to significantly downsize its operations to reflect this decline in business of its primary customer. The planned business models of our MicroSensors and iNetWorks subsidiaries have similar expected dependencies on a limited number of OEM customers. Disruption of any of these relationships could materially and adversely affect our consolidated revenues and results of operations.

If we are not able to obtain market acceptance of our new products, our revenues and results of operations will be adversely affected.    We focus on markets that are emerging in nature. Market reaction to new products in these circumstances can be difficult to predict. Many of our planned products incorporate our chip stacking technologies that have not yet achieved broad market acceptance. We cannot assure you that our present or future products will achieve market acceptance on a sustained basis. In addition, due to our historical focus on research and development, we have a limited history of competing in the intensely competitive commercial electronics industry. As such, we cannot assure you that we will be able to successfully develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace. If we are not successful, our ability to generate revenues and our business, financial condition and results of operations will be adversely affected.

If we are not able to adequately protect or enforce our patent or other intellectual property rights, our ability to compete in our target markets could be materially and adversely affected.    We believe that our success, and that of our subsidiaries, will depend, in part, on the strength of our existing patent protection and the additional patent protection that we and our subsidiaries may acquire in the future. As of March 30, 2003, we held 45 U.S. patents and 15 foreign patents and had other patent applications pending before the U.S. Patent and Trademark Office as well in as various foreign jurisdictions. It is possible that any existing patents or future patents, if any, could be challenged, invalidated or circumvented, and any right granted under these patents may not provide us with meaningful protection from competition. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, to develop similar technology independently or to design around our patents. In addition, we treat technical data as confidential and generally rely on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect proprietary information. We cannot assure you that these measures will adequately protect the confidentiality of our proprietary information or that others will not independently develop products or technology that are equivalent or superior to ours.

Our ability to exploit our own technologies may be constrained by the rights of third parties who could prevent us from selling our products in certain markets or could require us to obtain costly licenses.    Other companies may hold or obtain patents or inventions or may otherwise claim proprietary rights to technology useful or necessary to our business. We cannot predict the extent to which we may be required to seek licenses under such proprietary rights of third parties and the cost or availability of these licenses. While it may be necessary or desirable in the future to obtain licenses relating to one or more proposed products or relating to current or future technologies, we cannot assure you that we will be able to do so on commercially reasonable terms, if at all. If our technology is found to infringe upon the rights of third parties, or if we are unable to gain sufficient rights to use key technologies, our ability to compete would be harmed and our business, financial condition and results of operations would be materially and adversely affected.

Enforcing and protecting our patents and other proprietary information can be costly. If we are not able to adequately protect or enforce our proprietary information or if we become subject to infringement claims by others, our business, results of operations and financial condition may be materially adversely affected.    We may need to engage in future litigation to enforce our intellectual property rights or the rights of our customers, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We also may need to engage in litigation in the future to enforce our patent rights. In addition, we may receive in the future communications from third parties asserting that our products infringe the proprietary rights of third parties. We cannot assure you that any such claims would not result in protracted and costly litigation. This litigation could result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations. Furthermore, there is also no assurance that we will have the financial resources to vigorously defend or enforce our patents or other proprietary technology.

Our proprietary information and other intellectual property rights are subject to government use which, in some instances, limits our ability to capitalize on them.    Whatever degree of protection, if any, is afforded to us through our patents, proprietary information and other intellectual property generally will not extend to government markets that utilize certain segments of our technology. The government has the right to royalty-free use of technologies that we have developed under government contracts, including portions of our stacked circuitry technology. While we are generally free to commercially exploit these government-funded technologies, and we may assert our intellectual property rights to seek to block other non-government users of the same, we cannot assure you that we will be successful in our attempts to do so.

We are subject to significant competition that could harm our ability to win new business or attract strategic partnerships and could increase the price pressure on our products.    We face strong competition from a wide variety of competitors, including large, multinational semiconductor design firms and aerospace firms. Most of our competitors have considerably greater financial, marketing and technological resources than we or our subsidiaries do, which may make it difficult to win new contracts or to attract strategic partners. This competition has resulted and may continue to result in declining average selling prices for our products. We cannot assure you that we will be able to compete successfully with these companies. Certain of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Increased competition has in the past resulted in price reductions, reduced gross margins and loss of market share, and this trend may continue in the future. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

We do not have guaranteed long-term supply relationships with any of our contract manufacturers, which could make it difficult to fulfill our backlog in any given quarter and could reduce our revenues in future periods.    We extensively rely on contract manufacturers but do not maintain long-term supply agreements with any of our contract manufacturers or other suppliers. Accordingly, because our contract manufacturers allocate their manufacturing resources in periods of high demand, we face several significant risks, including a lack of adequate supply, potential product shortages and higher prices and limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs. We cannot assure you that we will be able to satisfy our manufacturing needs in the future. Failure to do so will have a material adverse impact on our operations and the amount of products we can ship in any period.

If we cannot adapt to unforeseen technological advances, we may not be able to successfully compete with our competitors.    We operate in industries characterized by rapid and continuing technological development and advancements. Accordingly, we anticipate that we will be required to devote substantial resources to improve already technologically complex products. Many companies in these industries devote considerably greater resources to research and development than we do. Developments by any of these companies could have a materially adverse effect on us if we are not able to keep up with the same developments. Our future success will depend on our ability to successfully adapt to any new technological advances in a timely manner, or at all.

We do not have any long-term employment agreements with any of our key personnel. If we are not able to retain our key personnel, we may not be able to implement our business plan and our results of operations could be materially and adversely affected.    We depend to a large extent on the abilities and continued participation of our executive officers and other key employees, particularly John Carson, our President, and John Stuart, our Chief Financial Officer. The loss of any key employee could have a material adverse effect on our business. While we have adopted employee stock option plans designed to attract and retain key employees, our stock price has declined in recent periods, and we cannot guarantee that options granted under our plans will be effective in retaining key employees. We do not presently maintain “key man” insurance on any key employees. We believe that, as our activities increase and change in character, additional, experienced personnel will be required to implement our business plan. Competition for such personnel is intense and we cannot assure you that they will be available when required, or that we will have the ability to attract and retain them.

Our international operations are subject to many inherent risks, any of which may adversely affect our business, financial condition and results of operations.    Approximately 6% of our total revenues in the year ended September 29, 2002 was derived from sales outside the United States. In the future, we intend to continue to expand our international business activities. International operations are subject to many inherent risks that may adversely effect our business, financial condition and operating results, including:

•	political, social and economic instability, including the impact of the war in Iraq;
•	trade restrictions;
•	the imposition of governmental controls;
•	exposure to different legal standards, particularly with respect to intellectual property;
•	burdens of complying with a variety of foreign laws;
•	import and export license requirements and restrictions of the United States and each other country in which we operate;
•	unexpected changes in regulatory requirements;
•	foreign technical standards;
•	fluctuations in currency exchange rates;
•	difficulties in managing foreign operations and collecting receivables from foreign entities; and
•	potentially adverse tax consequences.

We may be subject to additional risks.    The risks and uncertainties described above are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The documents we incorporate by reference are:

1.	Our Annual Report on Form 10-K for the fiscal year ended September 29, 2002 filed with the SEC on December 26, 2002 (Commission file number 1-8402);

2.	Our quarterly report on Form 10-Q for the fiscal quarter ended December 29, 2002 filed with the SEC on February 11, 2003;

3.	Our quarterly report on Form 10-Q for the fiscal quarter ended March 30, 2003 filed with the SEC on May 6, 2003; and

4.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 12, 1982 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted in writing to the Secretary, at Irvine Sensors Corporation, 3001 Red Hill Avenue, Costa Mesa, California 92626, or by telephone at (714) 549-8211.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of such shares. We will not receive any proceeds from sales of the shares offered by this prospectus.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of April 30, 2003, based on the selling stockholders’ representations regarding their ownership. The percentages shown in the table are based on 9,471,635 shares of common stock outstanding on that date. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. Each selling stockholder also may offer and sell less than the number of shares indicated. No selling stockholder is making any representation that any shares covered by this prospectus will or will not be offered for sale. Except as indicated in this section, we are not aware of any material relationship between us and a selling stockholder within the past three years other than as a result of a selling stockholder’s beneficial ownership of our common stock.

	Beneficially Owned Prior to Offering
Selling Stockholder	Number of Shares	Percent	Number of Shares Being Offered in Offering
James Evert(1)	45,000	*	25,000

Preston Assets Management(2)	370,000	3.9%	300,000

Myles T. Stott(3)	75,000	*	75,000

Glenbrook Capital, L.P.(4)(5)	352,542	3.7%	52,500

Oxcal Venture Fund. L.P.(4)(6)	427,418	4.5%	306,819

Grover T. Wickersham, P.C. Employee Profit Sharing Plan (4)(7)	45,000	*	37,500

Securities Trust Company TTEE Irvine Sensors Corp. Cash or Deferred & Stock Bonus Plan Ret. Plan FBO: John Carson (8)	1,151,579	12.0%	1,122,412

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1)	Mr. Evert is the former Chief Executive Officer of Redhawk Vision, Inc. These shares were issued in connection with a settlement agreement dated as of March 14, 2003.

(2)	The shares being offered in this prospectus include 200,000 shares and 100,000 shares issuable upon exercise of warrants issued pursuant to a common stock unit subscription agreement (the “Subscription Agreement”) dated as of March 21, 2003. The warrants expire in three years and have an exercise price of $2.00 per share (the “Warrants”). Myles T. Stott has voting and investment control over these shares, but disclaims beneficial ownership.

(3)	The shares being offered in the prospectus include 50,000 shares and 25,000 shares issuable upon exercise of Warrants issued on March 21, 2003 pursuant to a Subscription Agreement. If the shares owned by Preston Assets Management were beneficially owned by Mr. Stott and not disclaimed, the total number of shares beneficially owned by Mr. Stott would be 445,000, or 4.7%.

(4)	The beneficial ownership for Glenbrook Capital, L.P. (“Glenbrook”), Oxcal Venture Fund, L.P. (“Oxcal”), and Grover T. Wickersham, P.C. Employee Profit Sharing Plan (“Wickersham EPSP”), which includes (a) 300,041 shares held directly by Glenbrook, (b) 120,600 shares held directly by Oxcal, and (c) 7,500 shares held directly by the Wickersham. EPSP, as well as 4,800 shares held directly by the Grover T. Wickersham,

P.C. (“Wickersham P.C.”), the professional corporation of which Grover T. Wickersham is the majority owner, is derived solely from the Schedule 13G filed with the Commission by Glenbrook, Glenbrook Capital Management and Mr. Wickersham on February 14, 2003. Mr. Wickersham may be deemed to be a beneficial owner of (i) the shares owned by Glenbrook by virtue of his position as a general partner of the limited partnership, but as to which Mr. Wickersham disclaims beneficial ownership, (ii) the shares owned by Oxcal by virtue of his position as a general partner of the limited partnership, but as to which Mr. Wickersham disclaims beneficial ownership and (iii) the shares owned by the Wickersham EPSP, for which Mr. Wickersham serves as trustee, but as to which he disclaims beneficial ownership to the extent such shares are held for the benefit of the employee-participants of the Wickersham EPSP. If the shares owned by Glenbrook, Oxcal, the Wickersham EPSP and Wickersham, P.C. were beneficially owned by Mr. Wickersham and not disclaimed, the total number of shares beneficially owned by Mr. Wickersham, including the shares being offered as part of this prospectus, would be 829,169 shares, or 8.7%. Mr. Wickersham was previous outside counsel for the Company.

(5)	The shares being offered in this prospectus were purchased pursuant to a Subscription Agreement dated as of March 21, 2003 and include 35,000 shares and 17,500 shares issuable upon exercise of Warrants.

(6)	The shares being offered in this prospectus were purchased pursuant to a Subscription Agreement dated as of March 21, 2003 and include 205,546 shares and 102,273 shares issuable upon exercise of Warrants.

(7)	The shares being offered in this prospectus were purchased pursuant to a Subscription Agreement dated as of March 21, 2003 and include 25,000 shares and 12,500 shares issuable upon exercise of Warrants

(8)	The shares being offered in this prospectus include 235,454 shares and 117,727 shares issuable upon exercise of Warrants purchased pursuant to a Subscription Agreement dated as of March 27, 2003 by the Irvine Sensors Corporation Cash or Deferred & Stock Bonus Plan (the “Plan”) Ret. Plan for the benefit of John Carson. The shares also include an additional 769,231 shares purchased pursuant to the Common Stock Purchase Agreement dated April 29, 2003 by the Plan for the benefit of Mr. Carson. Robert G. Richards, John J. Stuart, Jr., and Joanne Dunlap, as members of the administrative committee of the Plan, have voting and investment power of the shares in the Plan. The Plan itself holds, including the shares offered in this prospectus, 2,447,687 shares, or 25.5%. John Carson is the President of Irvine Sensors. His individual beneficial holdings include 42,998 shares (which includes the holdings of his wife, including amounts held as separate property) and 74,000 shares issuable upon exercise of common stock options exercisable within 60 days of April 30, 2003, or 1.1%, in addition to the shares purchased for his account by the Plan being offered in this prospectus, for aggregate beneficial ownership of 1,239,410 shares, or 12.8%.

We have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.

This prospectus also covers any additional shares of our common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. The selling stockholders will each bear their own fees and expenses, including but not limited to, the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for Irvine Sensors Corporation by Dorsey & Whitney LLP, Irvine, California.

EXPERTS

Grant Thornton LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 29, 2002, as set forth in their reports which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Grant Thornton LLP’s reports, given on their authority as experts in accounting and auditing.

17